                                       UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C. 20549

                                        SCHEDULE 13D
                                       (Rule 13d-101)

                   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                       RULE 13d-2(a)

                                 ATLAS-REPUBLIC CORPORATION
                                      (Name of Issuer)

                              COMMON STOCK, PAR VALUE $0.00001
                               (Title of Class of Securities)

                                        049409 10 5
                                       (CUSIP Number)

                                       Wilson Cheng
                                         President
                                 Bestway Coach Express Inc.
                                       2 Mott Street
                                         7th Floor
                                      (212) 608-8988
                       (Name, Address and Telephone Number of Person
                        Authorized to Receive Notices and Communications)

                                       APRIL 23, 2002
                 (Date of Event which Requires Filing Statement on Schedule 13D)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

(Continued on following pages)
1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bestway Coach Express, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ _ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 7,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,000,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.9%
14.	TYPE OF REPORTING PERSON CO
1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilson Cheng
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN
1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ronald C. H. Lui
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British National Overseas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN
1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vivian Cheng
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN
1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kelvin Chan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN
1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jovi Chen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE

       On March 19, 2002 Bestway  Coach  Express  Inc.,  a New York  corporation,  entered into a Stock  Purchase
Agreement  with  Stephen  M.  Siedow  pursuant  to  which  Bestway  acquired  7,000,000  shares  of  Atlas-Republic
Corporation  common stock from Mr. Siedow on April 23, 2002 for an aggregate  purchase  price of $250,000 or $.0357 per share.  The shares as of the date of  acquisition  and as of the date hereof amount to  approximately  74.9% of
Atlas-Republic  Corporation’s  issued and  outstanding  common stock.  Also, in connection  with the acquisition of the  shares  by  Bestway,  Bestway  loaned  Atlas-Republic  Corporation  $101,500  to pay off  some of its  accrued liabilities.  This loan is evidenced by a promissory note, dated April 23, 2002, by  Atlas-Republic  Corporation in favor of Bestway.  The note bears interest at the simple rate of 8% and is due and payable on April 23, 2003.

       Following  is  information  regarding  each  executive  officer  and  director  of  Bestway,  each  person controlling  Bestway and each officer and director of any  corporation  or other  person  ultimately  in control of
Bestway.

       Wilson Cheng is the CEO,  President,  Treasurer  and Chairman of the Board of Directors of Bestway and the
holder of 6,400,000 shares of Bestway’s  Common Stock which amounts to 45.71% of the issued and outstanding  common stock of Bestway.  Ronald C. H. Lui is Bestway’s  Assistant  Treasurer and he beneficially  owns,  through entities controlled  by him,  2,300,000  shares of  Bestway’s  Common  Stock  which  amounts  to 16.43%  of the  issued  and outstanding common stock of Bestway.  Together,  Messrs.  Cheng and Lui control Bestway.  Vivian Cheng is Bestway’s
Executive  Vice President and a Director of Bestway.  She is also the holder of 200,000 shares of Bestway’s  Common
Stock  which  amounts to 1.43% of the issued and  outstanding  common  stock of  Bestway.  Vivian  Cheng and Wilson
Cheng are siblings.  Kelvin Chan is the Chief  Operating  Officer,  General  Manager and a Director of Bestway.  He
is also the  holder  of  100,000  shares of  Bestway’s  common  stock  which  amounts  to 0.71% of the  issued  and outstanding  stock of Bestway.  Jovi Chen is the Vice  President of Sales and  Marketing  of Bestway.  She does not have any equity interest in Bestway.

Item 1.  Security and Issuer.

       The name of the issuer is  Atlas-Republic  Corporation,  a Colorado  corporation,  which has its principal executive  offices at 2 Mott Street,  7th Floor, New York, New York 10013.  This statement  relates to the issuer’s
Common Stock, $0.00001 par value per share.

Item 2.  Identity and Background.

       This  Schedule  13D is being filed by Bestway  Coach  Express  Inc.,  a New York  corporation,  having its principal  office at 2 Mott  Street,  7th Floor,  New York,  New York 10013.  Bestway is engaged in the bus service business.  During the last five  years,  Bestway has not been (A)  convicted  in a criminal  proceeding  (excluding traffic  violations or similar  misdemeanors) or (B) a party to a civil proceeding of a judicial or  administrative body of  competent  jurisdiction  and as a result of such  proceeding  was or is subject to a  judgment,  decree or final order enjoining  future  violations of, or prohibiting or mandating  activities  subject to, Federal or State securities laws or finding any violation with respect to such laws.

       Following  is  information  regarding  each  executive  officer  and  director  of  Bestway,  each  person controlling  Bestway and each officer and director of any  corporation  or other  person  ultimately  in control of
Bestway.

       Wilson Cheng,  a resident of New York,  having an address at 168 Finlay Street,  Staten  Island,  New York
10307.  Mr. Cheng’s  principal  occupation is Chief  Executive  Officer,  President,  Treasurer and Chairman of the
Board of Bestway.  The address in which his  occupation  is conducted is 2 Mott Street,  7th Floor,  New York,  New
York  10013.  During  the last  five  years,  Mr.  Cheng  has not  been  (A)  convicted  in a  criminal  proceeding
(excluding  traffic  violations  or similar  misdemeanors)  or (B) a party to a civil  proceeding  of a judicial or administrative  body of competent  jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future  violations of, or prohibiting or mandating  activities  subject to, Federal or State  securities  laws or finding  any  violation  with  respect to such  laws.  Mr.  Cheng is a citizen of the
United States of America.

       Ronald C. H. Lui, a resident of New York,  having an address at 54 Pine Street,  4th Floor,  New York, New
York  10005.  Mr.  Lui’s  principal  occupation  is acting  as a  financial  consultant  and  investor  for his own account.  The address in which his  occupation  is  conducted  is 54 Pine  Street,  4th Floor,  New York,  New York
10015.  During  the last five  years,  Mr.  Lui has not been (A)  convicted  in a  criminal  proceeding  (excluding traffic  violations or similar  misdemeanors) or (B) a party to a civil proceeding of a judicial or  administrative body of  competent  jurisdiction  and as a result of such  proceeding  was or is subject to a  judgment,  decree or final order enjoining  future  violations of, or prohibiting or mandating  activities  subject to, Federal or State securities laws or finding any violation with respect to such laws.  Mr. Lui is British National Overseas.

       Vivian Cheng,  a resident of New York,  having an address at 168 Finlay Street,  Staten  Island,  New York
10307.  Ms.  Cheng’s  principal  occupation is Executive  Vice  President  and Director of Bestway.  The address in which her  occupation  is conducted is 2 Mott Street,  7th Floor,  New York,  New York 10013.  During the last five years,  Ms. Cheng has not been (A)  convicted in a criminal  proceeding  (excluding  traffic  violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative  body of competent  jurisdiction and as a result of such  proceeding  was or is  subject  to a  judgment,  decree or final  order  enjoining  future violations of, or prohibiting or mandating  activities  subject to, Federal or State securities laws or finding any violation with respect to such laws.  Ms. Cheng is a citizen of the United States of America.

       Kelvin Chan, a resident of New York, having an address at 152-18 Union Turnpike,  Apt. # 211L,  Hillcrest,
New York 11357.  Mr.  Chan’s  principal  occupation is Chief  Operating  Officer,  General  Manager and Director of
Bestway.  The  address in which his  occupation  is  conducted  is 2 Mott  Street,  7th Floor,  New York,  New York
10013.  During  the last five  years,  Mr.  Chan has not been (A)  convicted  in a criminal  proceeding  (excluding traffic  violations or similar  misdemeanors) or (B) a party to a civil proceeding of a judicial or  administrative body of  competent  jurisdiction  and as a result of such  proceeding  was or is subject to a  judgment,  decree or final order enjoining  future  violations of, or prohibiting or mandating  activities  subject to, Federal or State securities  laws or finding any  violation  with respect to such laws.  Mr. Chan is a citizen of the United  States of America.

       Jovi Chen,  a resident  of New York,  having an address at 6616 17th  Avenue,  Brooklyn,  New York 11204 .
Mr.  Chen’s  principal  occupation is Vice  President of Sales and  Marketing of Bestway.  The address in which his occupation is conducted is 2 Mott Street,  7th Floor,  New York,  New York 10013.  During the last five years,  Mr.
Chen has not been (A) convicted in a criminal  proceeding  (excluding traffic  violations or similar  misdemeanors)
or (B) a party to a civil  proceeding  of a judicial or  administrative  body of  competent  jurisdiction  and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining  future  violations of, or prohibiting or mandating  activities  subject to, Federal or State securities laws or finding any violation with respect to such laws.  Mr. Chen is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

       Bestway used its working  capital to acquire the 7,000,000  shares of  Atlas-Republic  Corporation  Common
Stock.

Item 4.  Purpose of Transaction.

General

       Bestway  acquired  control of  Atlas-Republic  Corporation so that it could  ultimately  effect a business combination  with Atlas and  thereby  become a  subsidiary  of a public  reporting  company.  Atlas  has filed an
Information  Statement on Schedule 14C with the  Securities  and Exchange  Commission.  The  Information  Statement
contains  information  regarding,   among  other  things,  Atlas’s  proposals  to  reincorporate itself in the State of Delaware,  change Atlas’ name to “AMCO  Transport  Holdings,  Inc.” and effect a share exchange  pursuant to which Atlas (after it is  reincorporated in the State of Delaware and renamed “AMCO Transport
Holdings,  Inc.”) would issue 28,000,000  shares of its common stock, in the aggregate,  to the holders of Bestway’s common  stock in exchange  for all of the issued and  outstanding  stock of Bestway.  This  transaction  would make
Bestway a  wholly-owned  subsidiary  of Atlas.  Following is a more  detailed  description  of  Bestway’s  plans or proposals with respect to Atlas.

Reincorporation in Delaware and Name Change

       Atlas’ board of directors has approved,  subject to stockholder  approval,  a proposal to change its state of  incorporation  from  Colorado to  Delaware.  The  reincorporation  will be  effected by merging  Atlas-Republic
Corporation,  a Colorado corporation,  with and into AMCO Transport Holdings, Inc., a Delaware corporation,  formed by Atlas for the purpose of the reincorporation.

       Upon the effective  date of the  reincorporation,  each  outstanding  share of Atlas’ common stock will be automatically  exchanged for one share of the common stock of AMCO  Transport  Holdings,  Inc.  Atlas will cease to exist  as a  Colorado  corporation,  and  AMCO  Transport  Holdings,  Inc.  will  be the  continuing  or  surviving corporation of the  reincorporation.  Thus, AMCO will succeed to all of Atlas’ business and operations,  own all of our  assets  and other  properties  and will  assume  and  become  responsible  for all of Atlas’  liabilities  and obligations.  The  reincorporation,  therefore,  will not  involve  any change in Atlas’  business,  properties  or management.  The name of the surviving company will be AMCO Transport Holdings, Inc.

Share Exchange with Bestway Shareholders

       Bestway  and the  shareholders  of  Bestway  intend to enter  into a Share  Exchange  Agreement  with AMCO
Transport  Holdings,  Inc. (i.e.,  Atlas’ successor company after  reincorporation in Delaware as described above).
Pursuant to the share  exchange  agreement  AMCO will issue  28,000,000  shares of its  authorized,  but  unissued, common stock in exchange for all of the issued and outstanding  common stock of Bestway.  Upon  consummation of the transactions contemplated by the share exchange agreement, Bestway will become AMCO’s wholly-owned subsidiary.

       Upon consummation of the share exchange,  AMCO’s existing shareholders  (including,  Bestway, which is the holder of 7,000,000  shares of common  stock),  will own, in the  aggregate  9,343,750  shares of AMCO common stock
(approximately  25% of the  outstanding  common stock) and the  shareholders of Bestway will own, in the aggregate,
28,000,000 shares of AMCO common stock (approximately 75%).

       Atlas has been a blank check  company  with very  limited  operations  since  approximately  August  1998.
Atlas’ business  purpose since then has been to enter into a business  combination  with one or more privately held businesses.  Atlas’ will acquire Bestway through the share exchange.  As of immediately  after the  consummation of the share  exchange  Atlas’ will have no business  other than the  business  of Bestway,  which will become  Atlas’
wholly-owned subsidiary.

       Bestway was  incorporated  in New York on August 4, 1997.  It is a  motorcoach  service  provider  with 23 motorcoaches and 1 van. Bestway currently  provides  specialized  destination route services to casinos in Atlantic
City, New Jersey,  which  accounts for  approximately  75% of its revenues and charter  services to tour and travel agencies,  which accounts for  approximately  the remaining 25% of its revenues.  Bestway  maintains a garage depot at 183 7th Avenue,  Brooklyn,  New York 11215,  which is located in the Park Slope area of Brooklyn.  Its bus fleet and maintenance  department is located at this garage.  Bestway’s  executive  offices are located at 2 Mott Street,
New York,  New York  10013.  Its  telephone  number at this  address is (212) 608 - 8988 and its fax number at this address is (212) 608 -9169.  Bestway currently has 30 full-time employees and no part-time employees.

       After the  share  exchange  management  intends  to  significantly  expand  Bestway’s  current  operations through  acquisitions in order to create a nationwide  motorcoach  service provider.  Bestway currently operates in
New York, New Jersey and Connecticut.  Management  hopes to expand into other geographic  markets that Bestway does not currently  serve by acquiring  established  motorcoach  service  providers  that are leaders in their  regional markets.  Management also plans to acquire additional  motorcoach  operations in the company’s current geographical market,  including  acquisitions  that  either  broaden  the range of  services  provided by Bestway in its current market or expand the geographic scope of its operations in this market.

       Reference  is made to Atlas’  Information  Statement  on  Schedule  14C,  filed April 22,  2002,  for more information regarding the foregoing proposals.

Item 5.  Interest in Securities of the Issuer.

(a)     Bestway is the beneficial  owner of 7,000,000 shares of the issuer’s common stock,  representing  74.9% of the  outstanding  shares of the  issuer.  None of the  executive  officers  or control  persons of Bestway  own any interest,  directly or indirectly,  in the issuer other than any interest that they own indirectly as the result of their equity holdings in Bestway.

(b)     Bestway has the sole power to vote and dispose of the 7,000,000 shares.

(c)     None.

(d)     Not applicable.

(e)     Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

Ex. 1     Stock Purchase Agreement,  dated March 19, 2002, among Atlas Republic  Corporation,  Bestway Coach Express
Inc.  and Stephen M.  Siedow.  [Incorporated  by  reference  to Exhibit  2.1 to the  Current  Report on Form 8-K of
Atlas-Republic Corporation, filed with the Commission on April 23, 2002]

Ex 2 – Written  Statement as to Joint Filing of Schedule  13D,  dated April 23, 2002,  among  Bestway Coach Express
Inc, Wilson Cheng, Ronald C. H. Lui, Vivian Cheng, Kelvin Chan and Jovi Chen.

SIGNATURES

       After  reasonable  inquiry  and to the best of each of our  knowledge  and  belief,  we  certify  that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2002

                                                BESTWAY COACH EXPRESS INC.

                                                By:__/s/ Wilson Cheng_____________
                                                   Wilson Cheng, CEO

                                                   __/s/ Wilson Cheng_____________
                                                   Wilson Cheng

                                                   __/s/ Ronald C. H. Lui_________
                                                   Ronald C. H. Lui

                                                   __/s/ Vivian Cheng_____________
                                                   Vivian Cheng

                                                   __/s/ Kelvin Chan______________
                                                   Kelvin Chan

                                                   __/s/ Jovi Chen________________
                                                   Jovi Chen

EXHIBIT 2

       WRITTEN  STATEMENT AS TO JOINT FILING OF SCHEDULE  13D,  dated April 23, 2002,  by and among Bestway Coach
Express Inc., Wilson Cheng, Ronald C. H. Lui, Vivian Cheng, Kelvin Chan and Jovi Chen.

       Each of the  undersigned  hereby agrees that the Schedule 13D filed by Bestway Coach Express Inc. on April
23, 2002 that includes all of the  information  required by Schedule 13D for each of the  undersigned  was filed by
Bestway on behalf of all of the undersigned persons.

       Each of the  undersigned  agrees and  acknowledges  that he or it is responsible  for the timely filing of the Schedule 13D and any amendments  thereto and for the  completeness  and accuracy of the information  concerning such person contained  therein;  such person is not responsible for the completeness or accuracy of the information concerning  the other  persons  making the  filing  unless  such  person  knows or has reason to believe  that such information is not accurate.

       IN WITNESS WHEREOF,  the undersigned  have executed this Written  Statement as to Joint Filing of Schedule
13D as of April 23, 2002.

                                                BESTWAY COACH EXPRESS INC.

                                                By:__/s/ Wilson Cheng_____________
                                                   Wilson Cheng, CEO

                                                   __/s/ Wilson Cheng_____________
                                                   Wilson Cheng

                                                   __/s/ Ronald C. H. Lui_________
                                                   Ronald C. H. Lui

                                                   __/s/ Vivian Cheng_____________
                                                   Vivian Cheng

                                                   ___/s/ Kelvin Chan_____________
                                                   Kelvin Chan

                                                   ___/s/ Jovi Chen_______________
                                                   Jovi Chen